Exhibit C


                                                             ECI Telecom Ltd.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2000 (UNAUDITED)
-----------------------------------------------------------------------------

CONTENTS
                                                                       Page

Interim Consolidated Balance Sheets                                       2

Interim Consolidated Statements of Income                                 4

Interim Consolidated Statement of Comprehensive Income                    5

Interim Consolidated Statements of Changes in Shareholders' Equity        6

Interim Consolidated Statements of Cash Flows                             8

Condensed Notes To The Interim Consolidated Financial Statements         10




                                                                        ECI Telecom Ltd.

INTERIM CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------

                                              June 30,         June 30,     December 31,
                                                  2000             1999             1999
                                           (Unaudited)      (Unaudited)        (Audited)
                                        --------------   --------------   --------------
                                        $ in thousands   $ in thousands   $ in thousands
                                        --------------   --------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credits and current
  maturities of long-term debt                  1,452               67              137
Trade payables                                137,306           78,104          115,382
Other payables and accrued liabilities        181,082          190,295          170,804
Proposed dividend                               4,635            4,590            4,505
Net balance of discontinuing operations             -                -            1,011
                                            ---------        ---------        ---------

Total current liabilities                     324,475          273,056          291,839
                                            ---------        ---------        ---------

Long-term liabilities
Convertible notes                                   -           85,000           85,000
Other liabilities                              15,145            8,910            7,770
Liability for employee severance
  benefits - net                               20,189           24,695           24,559
                                            ---------        ---------        ---------

Total long-term liabilities                    35,334          118,605          117,329
                                            ---------        ---------        ---------

Total liabilities                             359,809          391,661          409,168
                                            ---------        ---------        ---------

Minority Interest                              23,991            7,652           23,778
                                            ---------        ---------        ---------

Shareholders' equity
Share capital                                   5,869            5,759            5,762
Capital surplus                               677,161          584,907          587,639
Accumulated other comprehensive income          8,637                -           11,171
Retained earnings                             750,379          589,175          691,188
                                            ---------        ---------        ---------
                                            1,442,046        1,179,841        1,295,760

Company's stock held by a consolidated
  subsidiary                                 (119,720)         (21,650)         (71,440)
                                            ---------        ---------        ---------

Total shareholders' equity                  1,322,326        1,158,191        1,224,320
                                            ---------        ---------        ---------

Total Liabilities and shareholders'
  equity                                    1,706,126        1,557,504        1,657,266
                                            =========        =========        =========




                                                                                                        ECI Telecom Ltd.

INTERIM CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------

                                                     Six Months Ended                Three Months Ended       Year Ended
                                      -------------------------------   -------------------------------   --------------
                                            June 30,         June 30,         June 30,         June 30,     December 31,
                                                2000             1999             2000             1999             1999
                                         (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                      --------------   --------------   --------------   --------------   --------------
                                      $ in thousands   $ in thousands   $ in thousands   $ in thousands   $ in thousands
                                      --------------   --------------   --------------   --------------   --------------
Revenues                                    605,470          541,276          317,226          271,598        1,114,595
Cost of revenues                            325,348          247,878          171,731          124,363          519,735
                                          ---------        ---------        ---------        ---------        ---------
Gross profit                                280,122          293,398          145,495          147,235          594,860
Research and development costs - net         66,455           61,096           33,731           28,252          125,147
Selling and marketing expenses              108,627           85,002           56,281           43,378          180,413
General and administrative expenses          35,926           31,038           17,987           15,360           64,022
Amortization of acquisition-related
  intangible assets                           8,903            8,165            5,098            4,126           16,294
Restructuring expenses                            -           14,947                -                -           14,947
Results of operations of activities
  to be disposed                              1,617                -            1,617                -                -
Purchase of in-process research and
  development                                28,770           87,327           28,770                -           87,327
                                          ---------        ---------        ---------        ---------        ---------
Operating income                             29,824            5,823            2,011           56,119          106,710
Financial expenses                           (4,520)          (5,161)          (2,137)          (1,768)          (9,622)
Financial income                             13,279           14,099            5,226            5,007           28,375
Other income (expenses) - net                31,604             (832)             983             (667)          50,892
                                          ---------        ---------        ---------        ---------        ---------

Income from continuing operations
  before taxes on income                     70,187           13,929            6,083           58,691          176,355
Taxes on income                               3,737            2,833            2,121            1,114            7,109
                                          ---------        ---------        ---------        ---------        ---------

Income from continuing operations
  after taxes on income                      66,450           11,096            3,962           57,577          169,246
Company's equity in results of
  investee companies - net                    1,778           (1,161)           1,703             (978)          (2,022)
Minority interest in results of
  subsidiaries - net                             76             (682)           1,000              749           (1,703)
                                          ---------        ---------        ---------        ---------        ---------
Income from continuing operations            68,304            9,253            6,665           57,348          165,521

Discontinuing Operations:
Loss on discontinuing operations,
  net of tax                                      -          (17,767)               -           (3,769)         (25,593)

Loss on disposal of discontinuing
  operations, net of tax                          -                -                -                -          (37,409)

Net income (loss)                            68,304           (8,514)           6,665           53,579          102,519
                                          =========        =========        =========        =========        =========

Basic earnings (loss) per share
Continuing operations                          0.75             0.10             0.07             0.62             1.82
Discontinuing operations                          -            (0.19)               -            (0.04)           (0.70)
                                          ---------        ---------        ---------        ---------        ---------
                                               0.75            (0.09)            0.07             0.58             1.12
                                          =========        =========        =========        =========        =========

Weighted average number of shares
  outstanding used to compute basic
  earnings per share - in thousands          91,468           91,463           92,323           91,598           91,148
                                          =========        =========        =========        =========        =========

Diluted earnings (loss) per share
Continuing operations                          0.73             0.12             0.07             0.61             1.77
Discontinuing operations                          -            (0.19)               -            (0.04)           (0.66)
                                          ---------        ---------        ---------        ---------        ---------
                                               0.73            (0.07)            0.07             0.57             1.11
                                          =========        =========        =========        =========        =========

Weighted average number of shares
  outstanding used to compute
  diluted earnings per share - in
  thousands                                  94,075           96,337           93,317           96,153           95,507
                                          =========        =========        =========        =========        =========




                                                                                                      ECI Telecom Ltd.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
----------------------------------------------------------------------------------------------------------------------

                                                   Six Months Ended                Three Months Ended       Year Ended
                                     ------------------------------   -------------------------------   --------------
                                           June 30,        June 30,         June 30,         June 30,     December 31,
                                               2000            1999             2000             1999             1999
                                        (Unaudited)     (Unaudited)      (Unaudited)      (Unaudited)        (Audited)
                                     --------------   -------------   --------------   --------------   --------------
                                     $ in Thousands   $In Thousands   $ in Thousands   $ in Thousands   $ in Thousands
                                     --------------   -------------   --------------   --------------   --------------
Net income (loss)                           68,304          (8,514)           6,665           53,579          102,519

Other comprehensive income

Realization of gain on available
  for sale securities                      (11,171)           (648)               -                -             (648)

Unrealized holding gain (loss) on
  securities arising during the
  period                                     8,637               -           (7,853)               -           11,171
                                         ---------       ---------        ---------        ---------        ---------

Total other comprehensive income            (2,534)           (648)          (7,853)               -           10,523
                                         ---------       ---------        ---------        ---------        ---------

Comprehensive income (loss)                 65,770          (9,162)          (1,188)          53,579          113,042
                                         =========       =========        =========        =========        =========





                                                                                                                 ECI Telecom Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------

$ in thousands except share amounts

                                                                                                         Company's
                                                                           Accumulated                       stock          Total
                                          Number                            other com-                   held by a         share-
                                              of        Share    Capital    prehensive    Retained    consolidated       holders'
                                          Shares      Capital    Surplus        income    earnings      subsidiary         equity
                                        -----------------------------------------------------------------------------------------
Balance at April 1, 2000                93,457,701      5,865    673,954       16,490     748,149         (75,278)     1,369,180
                   Unaudited
                   ---------
Net income for the three months
  ended June 30, 2000                                                                       6,665                          6,665
Employee stock options exercised
  and paid, net                            133,140          4      2,487                                                   2,491
Amortization of deferred
  compensation expenses                                              720                                                     720
Net unrealized loss on available
  for sale securities                                                          (7,853)                                    (7,853)
Acquisition of Company's stock by
  a subsidiary                          (1,532,227)                                                       (44,442)       (44,442)
Dividend                                                                                   (4,435)                        (4,435)
                                        -----------------------------------------------------------------------------------------

Balance at June 30, 2000                92,058,614      5,869    677,161        8,637     750,379        (119,720)     1,322,326
                                        =========================================================================================



                                        -----------------------------------------------------------------------------------------

Balance at April 1, 1999 (Unaudited)    91,478,774      5,744    571,020                  540,192         (14,486)     1,102,470
                   Unaudited
                   ---------
Net income for the three months
  ended June 30, 1999                                                                      53,579                         53,579
Employee stock options exercised
  and paid, net                            531,427         15     12,548                                                  12,563
Amortization of deferred
  compensation expenses                                            1,339                                                   1,339
Acquisition of Company's stock by
  a subsidiary                            (215,000)                                                        (7,164)        (7,164)
Dividend                                                                                   (4,596)                        (4,596)
                                        -----------------------------------------------------------------------------------------

Balance at June 30, 1999                91,795,201      5,759    584,907                  589,175         (21,650)     1,158,191
                                        =========================================================================================




                                                                                                                 ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------

$ in thousands except share amounts

                                                                                                         Company's
                                                                           Accumulated                       stock          Total
                                          Number                            other com-                   held by a         share-
                                              of        Share    Capital    prehensive    Retained    consolidated       holders'
                                          Shares      Capital    Surplus        income    earnings      subsidiary         equity
                                        -----------------------------------------------------------------------------------------
Balance at January 1, 2000              90,102,001      5,762    587,639       11,171     691,188         (71,440)     1,224,320
                   Unaudited
                   ---------
Net income for the six months
  ended June 30, 2000                                                                      68,304                         68,304
Employee stock options exercised
  and paid, net                            207,840          6      3,855                                                   3,861
Conversion of convertible note
  into share capital                     3,400,000        101     84,049                                                  84,150
Amortization of deferred
  compensation expenses                                            1,618                                                   1,618
Net unrealized gain on available
  for sale securities                                                           8,637                                      8,637
Realization of gain on available
  for sale securities                                                         (11,171)                                   (11,171)
Acquisition of Company's stock by
  a subsidiary                          (1,651,227)                                                       (48,280)       (48,280)
Dividend                                                                                   (9,113)                        (9,113)
                                        -----------------------------------------------------------------------------------------

Balance at June 30, 2000                92,058,614      5,869    677,161        8,637     750,379        (119,720)     1,322,326
                                        =========================================================================================



                                        -----------------------------------------------------------------------------------------

Balance at January 1, 1999 (audited)    76,960,419      5,317    156,559          648     606,890          (6,322)       763,092
                   Unaudited
                   ---------
Net income for the six months
  ended June 30, 1999                                                                      (8,514)                        (8,514)
Employee stock options exercised
  and paid, net                            728,702         21     16,647                                                  16,668
Share Issuance                          13,966,480        403    394,379                                                 394,782
Conversion of convertilbe note
  into share capital                       600,000         18     14,982                                                  15,000
Amortization of deferred
  compensation expenses                                            2,340                                                   2,340
Realization of gain on available
  for sale securities                                                            (648)                                      (648)
Acquisition of Company's stock by
  a subsidiary                            (460,400)                                                       (15,328)       (15,328)
Dividend                                                                                   (9,201)                        (9,201)
                                        -----------------------------------------------------------------------------------------

Balance at June 30, 1999                91,795,201      5,759    584,907                  589,175         (21,650)     1,158,191
                                        =========================================================================================



                                              ECI Telecom Ltd. CI Telecom Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                ECI Telecom Ltd.

Interim Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
                                                                  Six Months Ended              Three Months Ended       Year Ended
                                                   -------------------------------   -----------------------------       ----------
                                                          June 30,        June 30,         June 30,        June 30,    December 31,
                                                              2000            1999             2000            1999            1999
                                                       (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)       (Audited)
                                                       -----------     -----------      -----------     -----------       ---------
                                                    $ in Thousands  $ in thousands   $ in thousands  $ in Thousands  $ in thousands
                                                    --------------  --------------   --------------  --------------  --------------

Cash flows from operating activities

Net income (loss)                                           68,304          (8,514)           6,665           53,579        102,519

Adjustments to reconcile net income to
 cash provided by operating activities:

Depreciation and amortization                               37,158          46,320           19,049           18,902         91,122

Loss (gain) on sale of property and equipment                  (75)            (87)            (100)            (146)           162
Capital Gains, net                                         (33,548)              -           (2,762)               -       (52,383)
Other, net (mainly long-term deferred taxes)                  (501)          2,874             (298)           2,629          2,777
In-process research and development costs                   28,770          87,327           28,770                -         87,327
Company's equity in results of investee companies           (1,778)          1,517           (1,703)             978          2,378
Minority interest in net results of a subsidiaries             (76)            682           (1,000)            (749)         1,703
Decrease (increase) in marketable securities               (32,419)            445          (24,029)            6,080         8,826
Increase in trade receivables
 (including non-current maturities of bank
 deposits and trade receivables)                          (104,633)        (96,699)         (66,563)         (31,933)     (124,028)
Decrease (increase) in other receivables                     6,221           2,352           (8,944)         (13,207)      (28,264)
Decrease (increase) in prepaid expenses                     (1,428)         (2,818)             847            2,287        (2,321)
Increase in recoverable costs and
 estimated earnings, not yet billed                         (3,585)        (10,617)          (1,253)          (9,649)       (4,026)
Decrease (increase) in inventories                         (43,257)         21,829          (29,461)          15,565         23,125
Change in net balance of discontinuing operations           (4,436)              -            2,330                -              -
Increase (decrease) in trade payables                       20,370          (6,228)          20,494            4,925         33,825
Increase (decrease) in other payables
 and accrued liabilities                                    (9,970)        (17,877)           7,074           (8,712)       (5,394)
Increase (decrease) in other long-term liabilities           7,014            (546            2,878           (1,163)         (856)
Increase (decrease) in liability for
 employee severance benefits                                (4,515)          3,016           (1,142)           3,235          1,196
                                                            ------           -----           ------            -----          -----

Net cash provided by (used in) operating activities        (72,384)         22,976          (49,148)          42,621        137,688
                                                            ------           -----           ------            -----          -----

Cash flows from investing activities


Decrease in short-term investments                          62,104         167,957          111,999           14,425        123,911
Software development costs capitalized                     (12,510)         (5,217           (6,598)          (2,499)      (15,444)
Investment in property, plant and equipment                (31,602)        (27,688)         (15,984)         (13,126)      (54,375)
Proceeds from sale of property, plant and equipment            425             501               96              429          1,365
Purchase of technology                                        (501)         (1,000)            (501)            (757)       (1,000)
Payment with respect of other assets                             -          (4,361)               -           (1,639)       (7,252)
Acquisition of investee companies                          (10,832)             52           (2,857)              52          (500)
Proceeds from sale of available for sale securities         65,125           1,905                -                -          1,905
Proceeds from sale of shares of an investee company          2,045               -                -           (2,150)      (4, 850)
Acquisition of additional rights in
 consolidated subsidiary                                         -         (12,500)               -          (12,500)      (12,500)
Acquisition of newly consolidated subsidiaries (A)         (98,999)         46,391          (98,999)          (2,055)        47,038
Repayment of due from related party                              -          25,000                -           25,000         25,000
Proceeds from sale of production activity                   17,099               -                -                               -
                                                            ------           -----           ------            -----          -----

Net cash provided by (used in) investing activities         (7,935)       188, 890          (12,844)           5,180        103,298
                                                            ------           -----           ------            -----          -----

Cash flows from financing activities


Exercise of employee stock options
 (net of share issue expenses)                               3,861          16,668            2,491           12,563         18,052
Repayment of long-term debt                                      -          (5,779)               -           (5,125)       (5,779)
Increase (decrease) in short-term credit, net                1,163        (123,618)             483           (1,991)     (122,707)
Net proceeds from IPO in a subsidiary                            -               -                -                -         43,199
Acquisition of Company's stock by a subsidiary             (48,280)        (15,328)         (44,442)          (7,164)      (65,118)
Share issue expenses                                          (850)              -             (850)               -              -
Dividend paid                                               (9,014)         (8,459)          (4,505)          (4,580)      (17,564)
                                                            ------           -----           ------            -----          -----

Net cash used in financing activities                      (53,120)       (136,516)         (46,823)          (6,297)     (149,917)
                                                            ------           -----           ------            -----          -----

Effect of change in exchange rate on cash                      (89)         (1,094)            (250)            (409)         (773)
                                                            ------           -----           ------            -----          -----

Net increase (decrease) in cash
 and cash equivalents                                     (133,528)         74,256         (109,065)          41,095         90,296

Cash and cash equivalents at
 beginning of period                                        232,144        141,848          207,681          175,009        141,848
                                                            ------           -----           ------            -----          -----

Cash and cash equivalents at
 end of period                                               98,616        216,104           98,616          216,104        232,144
                                                             ======        =======           ======          =======        =======




                                                                 ECI Telecom Ltd


Interim Consolidated Statements of Cash Flows (Cont'd)
----------------------------------------------------------------------------------------------------------------------------------
                                                                  Six Months Ended               Three Months Ended     Year Ended
                                                   -------------------------------    -----------------------------   ------------
                                                          June 30,        June 30,         June 30,        June 30,   December 31,
                                                              2000            1999             2000            1999           1999
                                                       (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)      (Audited)
                                                       -----------     -----------      -----------     -----------      ---------
                                                    $ in Thousands  $ in thousands   $ in thousands  $ in Thousands $ in thousands
                                                    --------------  --------------   --------------  -------------- --------------
A. Acquisition of newly consolidated subsidiaries

Working capital (other than cash)                           13,189        (257,853)          13,189           4,105      (256,937)
Long-term receivables, net of current maturities                  -         (10,284)               -               -       (10,284)
Investment in investee companies                                 -         171,590                -             902        171,923
Property, plant and equipment-net                           (2,617)        (52,764)          (2,617)         (3,372)       (52,114)
Other assets (mainly deferred taxes)                             -         (4,431)                -            (101)        (2,431)
Goodwill                                                   (80,801)       (139,316)         (80,801)         (3,611)      (144,646)
In-process research and development                        (28,770)        (87,327)         (28,770)              -        (87,327)
Long-term liabilities                                            -          29,918                -              22         31,996
Minority Interest                                                -           2,076                -               -          2,076
Share Issuance                                                   -         394,782                -               -        394,782
                                                            ------           -----           ------            -----         -----
                                                           (98,999)         46,391          (98,999)         (2,055)        47,038
                                                           =======          ======          =======           ======        ======
B. Non-cash activities

Conversion of convertible note into share capital           85,000          15,000                -               -         15,000
Conversion of convertible debentures
into share capital of an investee company                        -         177,000                -               -        177,000
Sale of production activity on credit                            -               -                -               -         16,689
Sale of investment in investee company for
 available for sale securities                                   -               -                -               -         29,266







                                                         ECI Telecom Ltd.

     CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 (UNAUDITED)

NOTE 1 - GENERAL

     These are interim consolidated financial statements, in a condensed format, as of June 30, 2000 and for the six months period then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 1999 and their accompanying notes.


Note 2 - SIGNIFICANT ACCOUNTING POLICIES

     A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

     B. The interim consolidated financial statements are prepared according to the accounting policies for preparation of financial statements for interim periods.


Note 3 - FINANCIAL STATEMENTS DENOMINATED IN U.S. DOLLARS

     The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars amounts.


Note 4 - ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARIES

     A. In April 2000, ECI and subsidiary, purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit, for an initial cash consideration of $62.7 million. The aforesaid purchase price could increase by up to additional $25 million, provided certain sales targets are met in 2000.

         The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million relates to in-process research and development, which has been written off to the statement of income.

     B. In June 2000, a wholly-owned subsidiary purchased for $40.5 million, all the rights in WinNeT Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, should certain sales thresholds and R&D targets be reached during 2000, the said purchase price may rise by a further $20 million.

         The excess of the purchase price over the fair value of the net tangible assets amounted to $50.8 million, of which $8.3 million relates to in-process research and development, which has been written off to the statement of income.


Note 5 - SUPPLEMENTARY INFORMATION

     A. On June 29, 2000, a Memorandum of Understanding (MOU) was signed with Elco Holdings Ltd. (ELCO) with respect to sale of the Business System Division ("the BSD") to a new company to be held 70.5% by ELCO, 10% by management level employees of BSD and 19.5% by ECI, for a cash consideration of $75 million. A final agreement will be signed after execution of all activities stated in the MOU-- primarily performance of a due diligence examination.

         The BSD, which designs and develops advanced PBX systems for businesses and organizations, was a former TTL division which was assumed by the MOU to have 1999 annual revenues of $93 million, 2000 first six months revenues of $41 million and a net book value of $26 million.

     B. The Company's Board of Directors approved Management's recommendation that the Company be split up into five additional companies which will engage in different activities, as follows:
         Access, Transport, Optical Networks, Next Generation Telephony Solutions and Innowave Implementation of the split up is subject to receipt of various approvals where necessary in accordance with law, including approvals of the Income Tax Authorities, the Company's shareholders and the court, as well as the readiness and preparedness of the different activities targeted for separation.



Condensed Notes to the Interim Consolidated Financial Statements

NOTE 7 - DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP

The differences between measurement according to US GAAP and Israeli GAAP as they are reflected in these financial statements

     A. According to US GAAP, marketable securities that are defined as "available for sale" are stated at market value. separate item in shareholders' equity. According to Israeli GAAP, marketable securities that are defined as a "et and an increase in their value is recognized in statement of income on a current basis. Securities that arc not so c

     B. According to US GAAP, deferred taxes are not created in respect of differences arising as a result of the different Consumer Price Index (which is the basis for measuring results for tax purposes) and the rate of change in the e: According to Israeli GAAP deferred taxes are created in respect of this difference.

          The effect on the financial statements is as follows:



                                                         June 30,2000                                    June 30,1999
                             ----------------------------------------       -----------------------------------------
                                                         According to                                    According to
                             As reported    Adjustment   Israeli GAAP       As reported    Adjustment    Israeli GAAP
                             $ thousands    $ thousands  $ thousands        $ thousands    $ thousands   $ thousands
                             (Unaudited)    (Unaudited)  (Unaudited)        (Unaudited)    (Unaudited)   (Unaudited)
                             -----------    -----------  -----------        -----------    -----------   ------------

Other assets                 221,458          1,800        223,258           154,992           -           154,992

Accumulated other
comprehensive income           8,637         (8,637)          -                 -              -              -

Shareholders' equity       1,322,326          1,800      1.324,126         1,158,191           -         1,158,191




                                             Six months ended June 30, 2000               Six months ended June 30, 1999
                                  -----------------------------------------     ----------------------------------------
                                                               According to                                 According to
                                  As reported    Adjustment    Israeli GAAP     As reported    Adjustment   Israeli GAAP
                                  $ thousands    $ thousands   $ thousands      $ thousands    $ thousands  $ thousands
                                  (Unaudited)    (Unaudited)   (Unaudited)      (Unaudited)    (Unaudited)  (Unaudited)
                                  -----------    -----------   ------------     -----------    -----------  -----------

Financial income                   13,279         13,495         26,774          14,099              -        14,099

Other income (expenses)            31,604        (11,171)        20,433            (832)             -          (832)

Taxes on income                     3,737          5,058          8,795           2,833              -         2,833

Net income (loss)                  68,304         (2,734)        65,570          (8,514)             -        (8,514)


                                            Three months ended June 30,2000             Three months ended June 30,1999
                                  -----------------------------------------     ----------------------------------------
                                                               According to                                 According to
                                  As reported    Adjustment    Israeli GAAP     As reported    Adjustment   Israeli GAAP
                                  $ thousands    $ thousands   $ thousands      $ thousands    $ thousands  $ thousands
                                  (Unaudited)    (Unaudited)   (Unaudited)      (Unaudited)    (Unaudited)  (Unaudited)
                                  -----------    -----------   ------------     -----------    -----------  -----------

Financial income                    5,226        (12,270)        (7,044)          5,007              -         5,007

Taxes on income                     2,121         (4,418)        (2,297)          1,114              -         1,114